Exhibit 21.1
AMAG Pharmaceuticals, Inc.

Subsidiaries of the registrant

AMAG Pharmaceuticals Canada Corporation, a Nova Scotia unlimited liability company

AMAG Europe Limited, a UK private limited company

AMAG Securities Corporation, a Massachusetts corporation

AMAG Pharma USA, Inc., a Delaware corporation

Drugtech Sárl, a Swiss company

Lumara Health Services Ltd., a Missouri corporation

Perosphere Pharmaceuticals Inc., a Delaware corporation